Ball Corporation
                          Current Report on Form 8-K
                            Dated January 27, 1994



                                            Exhibit EX-21

Following is the text of a press release disseminated by the registrant on January 26, 1994:


  BALL CORPORATION ANNOUNCES $95 MILLION
  RESTRUCTURING CHARGE, REDUCES DIVIDENDS AND
  REPORTS FOURTH QUARTER, FULL YEAR 1993 RESULTS

      MUNCIE, Ind., January 26, 1994-- Ball Corporation [NYSE:BLL] announced it was taking a fourth quarter 1993 provision of $95 million, $58 million after tax, or $1.96 per share, for various restructuring actions, plant closings and consolidations, primarily within the company's packaging operations, to be completed over the next 12-24 months.

      Ball also announced its board had approved a change in the company's quarterly dividend on common stock from 31 cents to 15 cents per share.  The dividend is payable March 15, 1994, to shareholders of record on March 1.

      Delmont A. Davis, president and chief executive officer, commented, "The board today concluded that a dividend reduction was essential to the accomplishment of Ball Corporation's goal of increased share value.  The reduced dividend is consistent with changes in Ball Corporation's capitalization as a result of the 1993 spin-off of Alltrista Corporation,

 which enabled Ball's shareholders to enjoy a one-time special dividend with an equivalent cash value of $4.25 per Ball share.

      "The lower dividend will enhance Ball's historically strong cash flow and ability to reduce debt and finance opportunities for future growth, both domestically and internationally," Davis said.  "We also believe the restructuring provision will help improve the company's overall competitive position in its core packaging and aerospace markets by helping to eliminate excess capacity, reduce costs and trim unprofitable product lines.  We expect to reduce our number of operating locations by approximately 10 percent, and our workforce by approximately 8 percent as a result of these actions.  This is consistent with our objective of managing the business over the long term to maximize total return to shareholders."

      Included in the charge are costs associated with plant rationalizations such as employee severance payments and relocation costs.  Also part of the provision are write-downs of fixed assets and equipment to estimated net realizable values as a result of the rationalization and obsolescence caused by broad changes in packaging industry specifications for metal beverage containers.  In addition, the charge provides for costs associated with the elimination of certain product lines, either through sale, joint venture or closure.  Costs associated with the previously announced closing of Ball's

 Asheville, N.C., glass facility are part of the provision.

      Including a $14 million pretax provision taken in its aerospace and communications segment during the third quarter of 1993, Ball reported approximately $109 million in restructuring charges for the year,

 approximately $66 million after tax, or $2.31 per share.

      Fourth quarter sales increased to approximately $558 million from approximately $525 million in 1992 due to the inclusion of sales of Heekin

 Can, Inc., which was acquired in March 1993.  Excluding the effect of the restructuring charge, Ball reported a loss of approximately $2 million for the quarter, compared to earnings of $10 million in 1992.  On this basis, Ball reported a loss of 6 cents per share in the quarter, compared with earnings of

 39 cents per share in 1992's fourth quarter.

       For the year, Ball reported net sales of $2.4 billion, 12 percent higher than the $2.2 billion reported in 1992.  Ball reported a net loss in 1993 of

 $68.3 million, or $2.38 per share, versus 1992 earnings of $63.7 million, or

 $2.45 per share.  This includes both the impact of restructuring provisions and the effect of a one-time, non-cash after-tax charge of $34.7 million, or

 $1.21 per share, taken in the first quarter of 1993 to comply with new accounting standards related to post-retirement health care and other post-

 employment benefits.  The year also includes a $1.1 million, or 4 cents per share, charge taken in the third quarter to reflect a higher tax rate due to the Omnibus Budget Reconciliation Act of 1993.

      Ball's domestic metal packaging operations reported lower fourth quarter earnings, while the Canadian metal packaging business had improved performance.  The U.S. beverage container business had slower volume growth in the period, primarily due to strong prior year performance.  The business operated at lower utilization rates in certain facilities as a result of the installation of new equipment to manufacture smaller neck diameters for containers to accommodate changing industry standards.  Ball's 1993 domestic beverage can shipments increased significantly more than industry volumes,

 which rose by slightly less than 2 percent for the year.  The food and specialty products group essentially completed the integration of its Heekin and Canadian operations in the quarter.

      Ball's glass container business, which was hampered throughout the year by unfavorable performance in some of its plants, start-up costs at its

 Ruston, La., facility, and higher warehousing and shipping costs, reported an operating loss for the quarter.  This loss was primarily due to an extended period of plant downtime which was taken in the period to reduce inventories.

 The aerospace and communications segment reported a loss in the quarter,

 largely attributable to poor performance in the communications products and imaging products units.

      "Overcapacity in both the metal and glass packaging industries continues to limit manufacturers' ability to realize acceptable pricing," Davis said.

 "We remain confident that this supply/demand imbalance will be resolved over time.  In the meantime, we intend to reduce costs, invest in productivity-

 enhancing equipment and take other appropriate actions which will lead to higher utilization rates and improved returns in our packaging businesses.



      "Notwithstanding this, we are extremely disappointed with our performance for the year," Davis said.  "However, we believe the strategic initiatives pursued by Ball Corporation in 1993 will ultimately benefit our shareholders,

 and that the actions announced today should improve Ball's ability to deliver a stronger earnings performance over the next several years in the face of highly competitive markets.  We are entering 1994 with a reduced level of product inventories in metal beverage and glass containers and expect to achieve higher utilization, a more competitive cost structure and reduced inventory carrying costs.

      "In 1994 we anticipate continued growth in our beverage container business, improved performance in our Canadian metal operations, a significantly stronger overall performance in glass and higher profitability in our aerospace and communications segment businesses," Davis said.  "A workforce reduction of approximately 5 percent taken in 1993, coupled with a company-wide commitment to increase profitability and contain costs, should also contribute to improved earnings performance in 1994."

      Ball Corporation manufactures metal and glass containers for the beverage and food industries and provides aerospace systems and professional services to government and commercial customers.

                                     -end-

2/94 BDW Contact Harold Sohn 317/747-6483

FINANCIAL HIGHLIGHTS
(MILLIONS, EXCEPT PER SHARE DATA)
                             Twelve Months Ended    Three Months Ended
                             12/31/93   12/31/92    12/31/93   12/31/92
                             _________  _________   _________  _________
Net sales                    $2,440.9   $2,177.8     $ 557.7    $ 524.8
                             _________  _________   _________  _________
Costs and other deductions
  Cost of sales               2,158.6    1,881.2       507.9      451.8
  Selling, distribution and
   administrative expenses      179.1      157.1        41.4       44.4
  Rationalization and
   other charges                108.7       --          94.7        --
  Interest expense               45.9       37.2        10.1       10.0
                             _________  _________   _________  _________
                              2,492.3    2,075.5       654.1      506.2
                             _________  _________   _________  _________
(Loss) income from
  continuing operations
  before taxes                  (51.4)     102.3       (96.4)      18.6
Provision for taxes
  on income                      21.2      (38.2)       38.4       (6.9)
Equity in earnings
  of affiliates                   1.3         .6          --        0.3
Minority interest                (3.6)      (3.8)       (0.7)      (1.2)
                             _________  _________   _________  _________
Net (loss) income from:
  Continuing operations         (32.5)      60.9       (58.7)      10.8
  Alltrista operations            2.1        6.2          --        0.2
                             _________  _________   _________  _________
Net (loss) income before
  cumulative effect of
  change in accounting          (30.4)      67.1       (58.7)      11.0
Cumulative effect of
  accounting change (net)       (34.7)        --          --         --
                             _________  _________   _________  _________
Net (loss) income               (65.1)      67.1       (58.7)      11.0
Preferred dividends,
  net of tax benefit             (3.2)      (3.4)       (0.8)      (0.8)
                             _________  _________   _________  _________
Net (loss) earnings
  attributable to common
  shareholders               $  (68.3)  $   63.7     $ (59.5)      10.2
                             =========  =========    ========   ========
(Loss)earnings per share
  of common stock:
Continuing operations        $  (1.24)  $   2.21     $ (2.02)   $  0.38
Alltrista operations             0.07       0.24          --        .01
Cumulative effect of
  changes in accounting,
  net of tax benefit            (1.21)        --          --         --
                             _________  _________   _________  _________
                             $  (2.38)  $   2.45     $ (2.02)   $  0.39
                             =========  =========    ========   ========
Fully diluted (loss)
  earnings per share: *
Continuing operations           (1.24)      2.12       (2.02)      0.37
Alltrista operations             0.07       0.22          --        .01
Cumulative effect of
  changes in accounting,
  net of tax benefit            (1.21)        --          --         --
                             _________  _________   _________  _________
                             $  (2.38)  $   2.34     $ (2.02)   $  0.38
                             =========  =========    ========   ========
Weighted average shares
  outstanding (thousands)      28,712     26,039      29,392     26,279
Fully diluted weighted
  average shares
  outstanding                  28,712     28,223      29,392     28,453

*Fully diluted earnings per share for 1993 is the same as earnings per common as the assumed exercise of stock options and conversion of the preferred stock is anti-dilutive.